UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934

PETROBRAS argentina S.A.
(Name of Subject Company)

petrobras argentina S.A.
(Name of Person(s) Filing Statement)

Class B Common Shares Par value 1 peso (“Class B Shares”)

and American Depositary Shares, each representing 10 Class B Shares

(Title of Class of Securities)

Class B Shares (ISIN US71646J1097)
American Depositary Shares (71646J109)

(CUSIP Number of Class of Securities)

Alberto Jankowski
Investor Relations Officer
Tel: +54-11-4344-6244
Maipú 1, 22 S.S. Floor
Ciudad Autónoma de Buenos Aires – C1084ABA
Argentina

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* * *

LEGAL DISCLAIMER

Neither Pampa Energía S.A. (“Pampa Energía”) nor any of its affiliates has commenced the tender offer and the exchange offer to which this communication relates. In connection with the proposed transaction, if the tender offer and the exchange offer are commenced, Pampa Energía will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) (and may later file amendments thereto) and a registration statement on Form F-4 (and may later file amendments thereto), and Petrobras Argentina S.A. (“PESA”) will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) (and may later file amendments thereto). Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits, the registration statement and the other related tender offer materials and the Solicitation/Recommendation Statement, when they are available and as they may be amended from time to time, before any decision is made with respect to the offer because they will contain important information. U.S. Holders of PESA may obtain a free copy of the Tender Offer Statement and its exhibits and the other related documents (when available) filed by Pampa Energía and the Solicitation/Recommendation Statement and other related documents (when available) filed by PESA, in each case, with the SEC at the SEC’s website at www.sec.gov.

On May 20, 2016, Pampa Energía made a filing with the Argentine Securities Commission (Comisión Nacional de Valores) and an announcement distributed to investors relating to a possible tender offer and a possible exchange offer for all of the Class B Shares of PESA.

On June 6, 2016, PESA filed a letter with the Comisión Nacional de Valores (the Argentinean Securities Commission or “CNV”) communicating technical statements made by the Board of Directors of PESA regarding the tender offer. The information set forth in Item 1 through Item 5 of the Current Report on Form 6-K filed by PESA on June 10, 2016 is incorporated herein by reference.

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.